As filed with the Securities and Exchange Commission on December 1, 1994.
                                        Registration No. 33-
____________________________________________________________________________
____________________________________________________________________________

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                 __________
                                  FORM S-2
                           Registration Statement
                                    Under
                         The Securities Act of 1933
                                 __________
                       DELTA NATURAL GAS COMPANY, INC.
           (Exact name of registrant as specified in its charter)
          Kentucky                           61-0458329
(State or other jurisdiction            (IRS Employer Identification No.)
of incorporation or organization)
              3617 Lexington Road, Winchester, Kentucky  40391
                               (606) 744-6171
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 __________
                              GLENN R. JENNINGS
                    President and Chief Executive Officer
                       Delta Natural Gas Company, Inc.
              3617 Lexington Road, Winchester, Kentucky  40391
                               (606) 744-6171
          (Name, address, including zip code, and telephone number,
                 including area code, of Agent for Service)
                                 __________
                                  Copy to:
                       RUTHEFORD B CAMPBELL, JR., Esq.
                            Stoll, Keenon & Park
                             201 E. Main Street
                            Lexington, KY  40507
                               (606) 231-3000
                                 __________

     Approximate date of commencement of proposed sale to the public:
As  soon  as  practiciable  after the effective  date  of  this  Registration
Statement.
                                 __________
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. _X_

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. _X_

                       CALCULATION OF REGISTRATION FEE
_____________________________________________________________________________

                                   Proposed  Proposed
                                   maximum   maximum
                         Amount    offering  aggregate Amount of
                         to be     price per offering  registration
                      registered     share*    price*    fee
Title of each class of
securities to be registered
_____________________________________________________________________________


Common Stock, $1 par value..200,000 shares $16.75 $3,350,000      $1,156
_____________________________________________________________________________


*Estimated solely for purposes of determining the registration fee and based, in accordance with Rule 457(c), on the price of the last sale reported of Registrant's common stock as of November 28, 1994.
                               _______________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration  Statement shall thereafter become effective in accordance  with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                            CROSS-REFERENCE SHEET

                  PURSUANT TO ITEM 501(B) OF REGULATION S-K

     Form S-2 Item No. and Caption           Caption in Prospectus

1.   Forepart of the Registration
     Statement and Outside Front
      Cover  Page  of Prospectus . . . . .      Outside Front Cover  Page  of
                                                Prospectus

2.   Inside Front and Outside Back
      Cover  Pages of Prospectus. . . . .      Inside Front and Outside  Back
                                               Cover Pages of Prospectus;
                                               Available Information;
                                               Incorporation of Certain
                                               Documents by Reference

3.   Summary Information, Risk
     Factors and Ratio of Earnings
     to Fixed Charges . . . . . . . . .      The Company

4.   Use of Proceeds. . . . . . . . . .      Use of Proceeds

5.   Determination of Offering Price. .      Not Applicable

6.   Dilution. . . . . . . . . . . . .       Not Applicable

7.   Selling Security Holders . . . . .      Not Applicable

8.   Plan of Distribution . . . . . . .      Description of the Plan

9.   Description of Securities
     to be Registered . . . . . . . . .      Description of Common Stock

10.  Interests of Named Experts
     and Counsel. . . . . . . . . . . .      Experts; Legal Opinion

11.  Information with Respect
     to the Registrant. . . . . . . . .     The Company; Price Range of Common
                                            Stock and Dividends; Informa-
                                            tion Provided with Prospectus

12.  Incorporation of Certain
     Information by Reference . . . . .     Incorporation of Certain
                                            Documents by Reference

13.  Disclosure of Commission
     Position on the Indemnification
     for Securities Act Liabilities . .     Not Applicable



                                 PROSPECTUS

                       DELTA NATURAL GAS COMPANY, INC.


                          DIVIDEND REINVESTMENT AND
                             STOCK PURCHASE PLAN
                                Common Stock
                               ($1 par value)
                               _______________


      As more fully set forth herein, the Dividend Reinvestment and Stock Purchase Plan (the "Plan") of Delta Natural Gas Company, Inc. ("Delta" or the "Company") provides participants with a simple and convenient method of purchasing shares of the Company's Common Stock $1 par value ("Common Stock") without payment of any brokerage commission. Any non-shareholder of the Company who is a resident of the state of Kentucky and who has a Kentuckcy mailing address ("Non-Shareholder) or any holder of record of the Company's Common Stock ("Shareholder") may join the Plan.

      Shareholders may join the Plan by completing necessary documentation ("Authorization Form"). Non-Shareholders may join the plan by making an initial investment ("Initial Investment") of at least $100 in the Plan and completing an Authorization Form.

     Participants in the Plan may:

        (i)     elect to reinvest all cash dividends declared on their Common
Stock,

        (ii) elect to reinvest a percentage of each cash dividend declared on their Common Stock or

       (iii) elect to reinvest up to a specified dollar amount of the cash dividend declared on their Common Stock.

       Participants   may   also  make  optional  cash  payments   ("Optional
Investments") of not less than $25 per payment nor more than $50,000 per calendar year.

     Participants may withdraw from the Plan at any time.

      The price of shares purchased by participants will be the average final transaction price as reported on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System for the period of five consecutive trading days ending on the "Pricing Date". For shares purchased as Initial Investments or Optional Investments, the monthly Pricing Date is the day in the month on which dividends are paid, and if no dividends are paid in the month the Pricing Date is the 15th day of the month. For reinvested dividends, the Pricing Date is the day dividends are paid.

      This  prospectus relates to 200,000 authorized and unissued  shares  of
Common  Stock of the Company available for purchase under the  Plan.   It  is
suggested that this Prospectus be retained for future reference.

     The Company will deliver with this Prospectus to each person to whom the
Prospectus  is  given  or  sent  the  Company's  latest  Annual   Report   to
Shareholders and latest Quarterly Report on Form 10-Q.

                               _______________

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               _______________

             The date of this Prospectus is  December ___, 1994.


                            AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 75 Park Place, 14th Floor, New York, New York 10007. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

      The Company has filed with the Commission in Washington, D.C., a registration statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits filed therewith, copies of which may be obtained from the Commission as specified above. Statements contained in this Prospectus as to the contents of the Plan or any other document are not necessarily complete, and in each instance, reference is made to the copy of the Plan or such document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission under the Exchange Act are hereby incorporated by reference in this Prospectus:
(i) the Company's Annual Report on Form 10-K for the year ended June 30, 1994, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 (iii) the Company's 1994 Annual Report to shareholders, and (iv) all documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock.

      Any statement contained in a document incorporated herein by reference shall be deemed superseded by an inconsistent statement contained herein or in any other document incorporated herein by reference that bears a later date, to the extent of such inconsistency.

      The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all documents incorporated by reference herein (without exhibits other than exhibits specifically incorporated by reference into such documents). Requests should be directed to: John F. Hall, Vice President - Regulatory Matters and Treasurer, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, telephone number (606) 744-6171.

                                 THE COMPANY

      Delta is engaged primarily in the distribution and transmission of natural gas and serves approximately 32,000 customers in central and southeastern Kentucky. Additionally, Delta transports gas to interconnected pipelines and industrial customers. The Company also owns and operates certain oil and gas production properties.

      Delta  was  incorporated under Kentucky law  in  1949.   Its  principal
executive offices are located at 3617 Lexington Road, Winchester, Kentucky 40391, its telephone number is (606) 744-6171 and its FAX number is (606) 744-6552.

      Unless the context requires otherwise, references to Delta include Delta's wholly-owned subsidiaries, Delta Resources, Inc. ("Resources"), Delgasco, Inc. ("Delgasco"), Deltran, Inc. ("Deltran") and Enpro, Inc. ("Enpro"). Resources buys gas and resells it to industrial customers on Delta's system and to Delta for system supply. Delgasco buys gas and resells it to Resources and to customers not on Delta's system. Deltran was formed to engage in potential pipeline projects under consideration and presently is inactive. Enpro owns and operates existing production properties and undeveloped acreage. Delta and its subsidiaries are managed by the same officers.


                             DESCRIPTION OF THE PLAN

      The Plan was adopted by the Board of Directors of the Company on November 17, 1994, as an amendment to and complete restatement of the former Delta Natural Gas Company, Inc. Dividend Reinvestment and Stock Purchase Plan. The amended and restated Plan will be effective on January 1, 1995. An order of the Kentucky Public Service Commission authorizing the issuance by the Company of up to 200,000 shares of Common Stock pursuant to the Plan was entered on November 11, 1994.

      The Company is offering to Shareholders and Non-Shareholders the opportunity to purchase shares of its Common Stock pursuant to the Plan. The Plan is described in the following 28 numbered questions and answers.

Purpose

1.   What is the purpose of the Plan?

      The purpose of the Plan is to provide Shareholders and Non-Shareholders with a simple, convenient and economical means of purchasing shares of the Company's Common Stock and reinvesting cash dividends in additional shares of Common Stock without any associated brokerage commissions or service charges.

Advantages

2.   What are the advantages of participation in the Plan?

     Part or all of cash dividends paid on all shares of Common Stock registered in the participant's name can be automatically reinvested in shares of Common Stock.

     For those residing in Kentucky and having a Kentucky mailing address that are not already Shareholders of the Company, they may become participants in the Plan by making an Initial Investment of as little as $100.

     Participants may make Optional Investments as cash payments (including their Initial Investment) of up to $50,000 per calendar year.

     Investors do not pay any brokerage commissions or service charges in connection with purchases under the Plan.

     Funds will be fully invested because the Plan permits fractions of shares to be credited to participants' accounts.

     Regular statements of account will provide to participants a record of each transaction to simplify their recordkeeping.

Administration

   3.    Who   administers  the  Plan,  and  what  are  the   administrator's
responsibilities?

      The Plan is administered by the Dividend Reinvestment Plan Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Committee determines the rights of participants in accordance with the Plan. It may adopt such rules and regulations as it deems appropriate to promote the objectives of the Plan.

      The designated agent under the Plan is Liberty National Bank and Trust Company of Kentucky, Louisville, Kentucky (the "Agent"). The Agent is responsible for investing participants' funds and keeping continuous records of participants' accounts. At least quarterly, the Agent will send participants statements of accounts that show the shares credited to the participants' accounts. The Agent also will perform other duties for Plan participants as needed.

      The Agent will act as custodian of shares purchased under the Plan and will hold certificates representing such shares. This will relieve shareholders of the responsibility for the safekeeping of multiple certificates for shares purchased and protect against loss, theft or destruction of stock certificates. Certificates for any number of whole shares credited to each account under the Plan will, however, be issued to participants upon written request to the Agent. Any remaining whole and fractional shares will continue to be credited to each participant's account. Certificates for fractional shares will not be issued.

      When pursuant to the written request of a participant, certificates representing shares held by the Plan are issued to the participant, the participant will become the record holder of such shares, but the subsequent dividends paid on such issued shares will continue to be subject to the dividend reinvestment option chosen by the participant.

4.   How are administrative costs of the Plan to be paid?

     All costs of administration of the Plan are paid by the Company.

Participation

5.   Who is eligible to participate in the Plan?

     Shareholders or Non-Shareholders may become participants in the Plan.

6.   How does one become a participant?

      Any Shareholder may join the Plan by completing an Authorization Form and returning it to the Agent, (Liberty National Bank and Trust Company of Kentucky, 416 West Jefferson Street, Louisville, Kentucky 40202 Attention:
Corporate Trust Operations). Authorization Forms will be furnished to Shareholders at any time upon request to the Agent or the Company. If, however, a Shareholder's shares are held in a registered name other than their own, such as in the name of a broker, bank nominee or trustee, the participation in the Plan by such Shareholder ("beneficial owner") requires that such Shareholder either (i) take steps to become a record owner of the shares or (ii) join the Plan through an Initial Investment (as described in the following paragraph).

      A Non-Shareholder may join the Plan by making an Initial Investment and similarly completing and returning an Authorization
Form to the Agent. The minimum Initial Investment is $100, and the maximum Initial Investment is $50,000.

7.   When may one join the Plan?

     Any Shareholder may join the Plan at any time, subject to the following. If the Agent receives the Authorization Form from any Shareholder on or before the record date for payment of a cash dividend (dividend record dates normally have been approximately the last day of February, May, August and November), that dividend will be used by the Agent to buy shares of Common Stock for that Shareholder's account under the Plan to the extent requested by the Shareholder. If the Authorization Form is received by the Agent after any record date, such participation in the Plan will begin with the cash dividend payment following the next record date.

      Non-Shareholders may also join the Plan at any time, subject to the following. Any Initial Investment received by the Agent five days or more prior to the next "Pricing Date" shall be invested by the Agent on the next Pricing Date. Any Initial Investment received by the Agent less than five days prior to the next Pricing Date shall not be invested by the Agent until the Pricing Date in the next month. In any month in which the Company pays dividends, the Pricing Date for that month shall be the day such dividends
are  paid.   In  all  other months, the Pricing Date shall be  the  fifteenth
(15th) day of the month, or if that day is not a business day, the following business day shall be the Pricing Date.

Purchases

8.   What investments are available under the Plan?

      For Initial Investments, the Authorization Form authorizes the Agent to purchase Common Stock for the participant's account in the amount of the payment received by the Agent for such Initial Investment. The minimum
Initial Investment is $100, and the maximum Initial Investment is $50,000. The total Initial Investment and Optional Investment that a participant may make in any calendar year is $50,000.

      For dividend reinvestments, the Authorization Form provides for the purchase of additional shares of the Company's Common Stock through any of the following options offered under the Plan for dividend reinvestment:

   i. Full Dividend Reinvestment - Participants may reinvest all cash dividends on all shares of Common Stock then or subsequently registered in the participant's name.

   ii. Percentage Dividend Reinvestment - Participants may reinvest in accordance with the Plan a percentage specified by the participant of all cash dividends on all shares of the Company's Common Stock then or subsequently registered in the participant's name. The remainder of all such cash dividends, after the percentage specified by the participant to be reinvested is deducted, will be sent directly to the participant; or

   iii. Fixed Amount Dividend Reinvestment - Participants may reinvest a precise dollar amount in each dividend period for any cash dividend on all shares of the Company's Common Stock then or subsequently registered in the participant's name. In each dividend period cash dividends on all shares of the Company's Common Stock which are registered to the participant, up to the dollar amount specified by the participant for that dividend period, will be reinvested according to the terms and conditions of this Plan. Any excess of the cash dividend over the amount which the participant has directed to be reinvested will be sent directly to the participant. If the cash dividend on all shares of the Company's Common Stock which are registered to a participant when a cash dividend is declared is less than the dollar amount which the participant has directed be reinvested in that dividend period, the entire cash dividend on all shares of the Company's Common Stock which are then registered to a participant will be reinvested.

         All cash dividends on shares (including fractional shares) credited
to   a   participant's   account  under  the  Plan  will   automatically   be
reinvested   in   additional  shares  of  Common  Stock   pursuant   to   the
investment option selected in the participant's Authorization Form.

         Under  the terms of the Plan, each participant may make   Optional
Investments in the Common Stock of the Company, and the Authorization Form so provides. Optional Investments must be made in cash and must be at least $25 per payment. The total Optional Investments and Initial Investments in any calendar year shall not exceed $50,000. Optional Investment payments will be invested by the Agent in the Common Stock of the Company at a price determined as described in Question 10.

     9.  When will funds be invested under the Plan?

           Cash dividends, Initial Investments and Optional Investments are invested by the Agent on the respective Pricing Dates for such investments.

           For cash dividends, the Pricing Date shall be the date the Company
pays   its  cash  dividends,  and  all  cash  dividends  for  which  dividend reinvestment is authorized are automatically reinvested as of that date.

           Pricing Dates for Initial Investments and Optional Investments shall be monthly. In any month in which the Company pays dividends, the Pricing Date for Initial Investments and Optional Investments for that month shall be the date the Company pays its dividends. In each other month, the Pricing Date for Initial Investments and Optional Investments shall be the fifteenth (15th) day of the month or, if that day is not a business day, the next business day. Any Initial Investment or Optional Investment received by the Agent less than five (5) days prior to the Pricing Date shall not be invested until the Pricing Date of the next month.

           NO INTEREST IS PAID ON INITIAL INVESTMENTS OR OPTIONAL INVESTMENTS RECEIVED AND HELD BY THE AGENT PENDING INVESTMENT.

     10.  What is the purchase price of the shares?

           The price of Common Stock purchased under this Plan will be the average of the final transaction price of the Company's Common Stock as reported on the NASDAQ National Market System during the period of the five
(5) trading days most immediately preceding and ending on the Pricing Date (or the five (5) trading days most immediately preceding the Pricing Date, if the market is closed on the Pricing Date), except that shares will not be issued for less than their par value of one dollar ($1.00) per share.

     11.  How many shares will be purchased for the participant?

           Payments made as an Initial Investment or as Optional Investments, as well as cash dividends on shares of Common Stock registered in a participant's name, as such participant may direct, and on shares (including fractional shares) credited to the participant's account under the Plan, will be used to purchase shares of Common Stock for the participant's account. The number of shares, including fractional shares, so purchased will depend on the amounts of Initial Investment, Optional Investments and dividends available to the Agent for investment on behalf of the participant and will depend on the price of the shares as described in Question 10. The amount of Optional Investments made by participants may vary from month to month, and participants have no obligation to make Optional Investments each month.

     12. Can a participant order the purchase of a specific number of shares when submitting an Optional Investment?

           No. All Optional Investments received at least five business days prior to the Pricing Date are used to purchase full and fractional shares on the Pricing Date. Because the Optional Investment must be received before the purchase price is known, the amount of cash necessary to purchase a specific number of shares cannot be determined.

     Reinvestment of Dividends

  13. Will cash dividends on shares purchased as Optional Investments, Initial Investments or dividend reinvestments be sent to the participant?

           Shares purchased with Optional Investments, Initial Investments or dividend reinvestments will be held in the participant's account under the Plan, unless the participant in writing requests the Agent to issue certificates for such shares of Common Stock. All cash dividends on such shares of Common Stock held in a participant's account under the Plan are reinvested automatically in additional shares of Common Stock pursuant to the reinvestment option selected by the participant on the Authorization Form.

     Source of Shares Purchased

  14.  What is the source of shares purchased under the Plan?

           Shares purchased under the Plan will come from the authorized but unissued shares of Common Stock of the Company.

     Reports

  15.  What reports will be sent to participants?

           All participants will receive a statement of their account as soon as practicable after each calendar quarter. These statements are the participants' continuing record of the cost of the participants' purchases and should be retained for income tax purposes. Participants will continue to receive the same communications as every other shareholder, including the Quarterly Reports to Shareholders, the Annual Report to Shareholders and the Notice of Annual Meeting and Proxy Statement.

     Changing Participation

   16. How can a participant terminate participation or change investment options in the Plan?

           A participant can terminate participation in the Plan at any time by written notice to:

          LIBERTY NATIONAL BANK AND TRUST COMPANY OF KENTUCKY
          416 West Jefferson Street
          Louisville, Kentucky  40202
          Attention:  Corporate Trust Operations

           Such notice is effective on the date it is received by the Agent, provided the notice is received by the Agent at least 15 days prior to the next dividend record date. If notice to terminate is received by the Agent less than 15 days prior to the next dividend record date, that dividend is reinvested according to the terms of the Plan, and the termination notice takes effect immediately after the payment date of that dividend. All subsequent dividends are paid directly to the shareholder unless the shareholder re-enrolls in the Plan.

           A participant may change investment options by completing a new Authorization Form and returning it to the Agent.

      17. When participants withdraw from the Plan, can the participants receive cash for all or any portion of the shares credited to their account?

           A cash payment will be made to participants only for any fraction of a share credited to their account. Certificates for whole shares credited to the participant's account will be sent to the participant, and no cash payment will be made with respect to such whole shares.

     18.  When may an investor rejoin the Plan?

           Generally, an investor may again become a participant at any time. However, the Agent reserves the right to reject any Authorization Form from a previous participant on grounds of excessive joining and termination. Such reservation is intended to minimize administrative expenses and to encourage use of the Plan as a long-term shareholder investment service.


     Rights Offerings, Stock Dividends and Splits

   19. What happens if the Company makes a rights offerings, issues a stock dividend or declares a stock split?

           In the event the Company makes a rights offering of any of its securities to shareholders of common stock, the Agent will promptly sell on the open market the rights attributable to all of the shares held in participants' Plan accounts. The Agent will then credit each participant's Plan account with his or her proportionate share of the proceeds of that sale, and those proceeds will be invested as Optional Investments on the next Pricing Date. All participants will be notified by the Company of any such rights offering. Therefore, any participant who wishes to exercise his or her rights will be required to instruct the Agent to withdraw the participant's Plan shares from the Plan prior to the record date for the rights distribution.

           Any shares distributed by the Company as a stock dividend or a stock split on shares (including fractional shares) credited to a participant's account under the Plan, or upon any split of such shares, will be credited to the participant's account. Stock dividends or splits distributed on all shares held by a participant and registered in the participant's name individually will be mailed directly to the participant.

     Participants' Sales of Shares

   20. What happens when participants sell or transfer all of the shares registered in their names other than shares credited to their accounts under the Plan?

           If participants dispose of all the shares registered in their names, exclusive of shares credited to their accounts under the Plan, the Agent will continue to reinvest the cash dividends on the shares held in their accounts under the Plan until otherwise notified in writing.

      21. May shares held in a participant's Plan account be transferred directly to the Plan accounts of others?

  Yes. A participant may transfer shares held in their Plan account directly to an existing or newly established Plan account of any other person. Prior to such transfer, the Agent will require appropriate documentation for such transfer and, if applicable, the establishment of the new Plan account for the transferee.


     Taxes

   22. What are the Federal income tax consequences of participation in the Plan?

        The Company believes that the Federal income tax consequences of participating in the Plan will be as follows:

       (1) Participants will be treated for Federal income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the shares acquired from the Company with reinvested dividends. Fair market value for such purpose will be the average of the high and low sale prices for the Common Stock on the dividend payment date (the Pricing Date), and not the five-day average used to calculate the purchase price under the Plan. Participants who purchase shares with Initial Investments or Optional Investments will be treated as having received a taxable dividend on the date of purchase equal to the difference between the fair market value of such shares, determined under the rule set forth in the preceding sentence, and the amount paid for them.

      (2) The fair market value determined as set forth in paragraph (1) will be the tax basis for determining gain or loss upon any subsequent sale of shares.

    (3) A participant's holding period for shares acquired pursuant to the Plan will begin on the day following the credit of such shares to such participant's account.


       In the case of participants who elect to have their dividends reinvested and whose dividends are subject to United States income tax withholding, the Agent will reinvest an amount equal to the dividends of such participants, less the amount of tax required to be withheld. The statements confirming purchases made for such participants will indicate the net dividend payment reinvested.

   23. What information will be provided to participants for income tax purposes?

       As previously indicated under Question 15, each participant will receive statements as to the transactions in their Plan account. These statements should be retained for income tax purposes.


  24.  Should participants consult with their own tax advisors?

       Yes. Participants should consult with their own tax advisors for more information regarding the Federal, state and local tax consequences of participation in the Plan.

  Voting

  25. How will a participant's shares held under the Plan be voted at meetings of shareholders?

           All shares owned by a participant may be voted by the participant in the same manner as shareholders not participating in the Plan.

     Other Matters

  26.  What is the responsibility of the Company under the Plan?

           In administering the Plan, the Company is not liable for any act done in good faith, or for any omission to act in good faith, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to the receipt of notice in writing of such death.

           Participants should recognize that the Company cannot assure them of a profit or protect them against a loss on shares purchased by them under the Plan.

     27.  Who interprets and regulates the Plan?

          The Dividend Reinvestment Plan Committee, which is appointed by the Board of Directors of the Company, interprets and regulates the Plan.

     28.  May the Plan be modified or discontinued?

           The Dividend Reinvestment Plan Committee may adopt such rules and regulations as it deems appropriate to promote the objectives of the Plan. The Company also has the unqualified right to suspend or terminate the Plan at any time. Notice of any suspension, amendment or termination of the Plan will be provided to all participants by the Company 30 days prior to effectiveness.



                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

           Delta has paid cash dividends on its Common Stock each year since 1964. While it is the intention of the Board of Directors to continue to declare dividends on a quarterly basis, the frequency and amount of future dividends will depend upon the Company's earnings, financial requirements and other relevant factors. There were 2,235 record holders of Delta's common stock as of October 3, 1994.

           Delta's common stock is traded in the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The accompanying table reflects the high and low sales prices during each quarter as reported by NASDAQ and the quarterly dividends declared per share.


                              Range of Stock Prices($)       Dividends
     Quarter                  High                Low       Per Share($)

     Fiscal 1995

     First                    20               17 1/2            .28
     Second *                 18               15 3/4            .28

     Fiscal 1994

     First                    22 1/4           18 3/4            .275
     Second                   23 1/2           21                .275
     Third                    21 3/4           19                .275
     Fourth                   20 1/2           17 1/4            .28

     Fiscal 1993

     First                    18 1/2           15 1/2            .27
     Second                   18 1/2           17 1/4            .27
     Third                    19 1/2           17 1/4            .27
     Fourth                   19 1/2           18 1/2            .275

     * through November 28, 1994


                       INFORMATION PROVIDED WITH PROSPECTUS

           The Company will deliver or cause to be delivered with this Prospectus, to each person to whom the Prospectus is sent or given, the Company's latest Annual Report to Shareholders and the latest Quarterly Report on Form 10-Q.


                                 USE OF PROCEEDS

           The Company does not know the number of shares that actually will be sold under the Plan or the prices thereof, but the Company intends to add the proceeds it receives from sales to its general funds. Such proceeds will be used for capital expenditures and for other general corporate purposes of the Company. The Company is unable to estimate the amount of proceeds which will be devoted to any specific purpose.


                           DESCRIPTION OF COMMON STOCK

           Delta's Articles of Incorporation presently authorize the issuance of 6,000,000 shares of Common Stock, par value $1 per share of which 1,846,349 were outstanding on November 1, 1994. Common shareholders are entitled to such dividends as may be declared from time to time by the Board of Directors.

           All voting power resides in the Common Stock except (a) as otherwise required by law and (b) subject to the power of the Board of Directors to grant voting rights to any series of Preferred Stock, of which 312,500 shares are authorized but none is issued and outstanding. Cumulative voting applies to the election of the Board of Directors. The Board of Directors of the Company is divided into three classes, with the classes serving staggered terms that normally are three-years and with one class being elected at each annual meeting of the Company's shareholders. Except with regard to the right to vote cumulatively for Directors, the holders of Common Stock are entitled to cast one vote per share on each matter presented to shareholders for vote.

           The Company's Articles of Incorporation require an affirmative shareholder vote of at least 80% of the outstanding shares entitled to vote to effect certain mergers, consolidations, sales of assets, liquidations or issuances of voting stock involving a holder of 10% or more of the Company's voting stock, unless such transaction is approved by the Board of Directors before the other party to the transaction becomes a 10% holder. Also, the Articles of Incorporation provide that the number of Directors as fixed by the By-laws can only be changed by at least such an 80% affirmative shareholder vote or an affirmative vote of a majority of the Board of Directors. Additionally, a Director can be removed without cause only with an affirmative shareholder vote of 80% of the outstanding shares entitled to vote.

           In the event of liquidation, the owners of the Common Stock are entitled to share pro-rata in any distribution, after payment of all debts and obligations of the Company. There are no pre-emptive rights, conversion rights, redemption provisions or sinking fund provisions applicable to the Common Stock. The issued and outstanding shares of Common Stock, including those offered hereby, are and will be fully paid and nonassessable.

           The Registrar and Transfer Agent for Delta's Common Stock is Liberty National Bank and Trust Company of Kentucky, 416 West Jefferson Street, Louisville, Kentucky 40202.


                                     EXPERTS

           The consolidated financial statements and schedules of the Company incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the change in the method of accounting for income taxes in fiscal 1994 as discussed in Note 1 to the consolidated financial statements.


                                  LEGAL OPINION

           The validity of the Common Stock will be passed upon for the Company by its special counsel, Stoll, Keenon & Park, 201 E. Main Street, Suite 1000, Lexington, Kentucky 40507. Robert M. Watt III, a partner in Stoll, Keenon & Park, is a Director of Delta. The partnership of Stoll, Keenon & Park owns no stock in Delta. Attorneys in the firm of Stoll, Keenon & Park who have participated in the firm's representation of Delta in connection with the registration and offering of these securities and members of such attorneys' immediate families own collectively approximately 4,658 shares of Delta's Common Stock.




No person is authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.
                                 ___________________
                                TABLE OF CONTENTS

     Available Information . . .
     Incorporation of Certain
       Documents by Reference. .
     The Company . . . . . . . .
     Description of the Plan . .
       Purpose . . . . . . . . .
       Advantages. . . . . . . .
       Administration. . . . . .
       Participation . . . . . .
       Purchases . . . . . . . .
       Reinvestment of
         Dividends . . . . . . .
       Sources of Shares
         Purchased . . . . . . .
       Reports . . . . . . . . .
       Changing Participation. .
       Rights Offerings and Stock
        Dividends and Splits . .
       Participants' Sales of
         Shares. . . . . . . . .
       Taxes . . . . . . . . . .
       Voting. . . . . . . . . .
       Other Matters . . . . . .
     Price Range of Common
       Stock and Dividends . . .
     Information Provided with
       Prospectus. . . . . . . .
     Use of Proceeds . . . . . .
     Description of Common
       Stock . . . . . . . . . .
     Experts . . . . . . . . . .
     Legal Opinion . . . . . . .
        _______________________

                         DELTA NATURAL GAS COMPANY, INC.





                            Dividend Reinvestment and
                               Stock Purchase Plan












                               ____________________

                                    PROSPECTUS
                               ____________________









                                December,     1994
                        _________________________________

                                   PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS


     Item 14.  Other Expenses of Issuance and Distribution.


           The following table sets forth all expenses in connection with the issuance and distribution of the securities being registered. Except for the registration fee, all the amounts shown are estimates.

               Registration Fee . . . . . . . . . . . . .   $ 1,156

               Blue Sky Fees and Expenses . . . . . . . .     5,000

               Accounting Fees. . . . . . . . . . . . . .     3,500

               Legal Fees . . . . . . . . . . . . . . . .    10,000

               Printing . . . . . . . . . . . . . . . . .     3,000

               Miscellaneous Expenses . . . . . . . . . .     1,344

                    Total . . . . . . . . . . . . . . . .   $24,000


     Item 15.  Indemnification of Directors and Officers.

           Kentucky law permits a corporation to provide insurance for directors and officers against claims arising out of their services in those capacities and permits a corporation to provide indemnification in certain instances for claims arising out of actions undertaken by directors and officers. Under agreements with its Officers, Delta has agreed to indemnify the Officers against liability for actions taken by them in good faith while performing services for Delta and has agreed to pay legal expenses arising from any such proceedings. Delta's By-Laws provide for such indemnification by Delta for all Directors and Officers. Delta also provides Directors and Officers with indemnification insurance coverage with limits up to $10,000,000.


     Item 16.  Exhibits.

          Exhibit

        4(a)        Delta's Amended and Restated Articles of
                    Incorporation are incorporated herein by reference to Exhibit 3(a) to Delta's Form 10-Q for the period ended March 31, 1990.

        4(b) Delta's By-Laws, as amended August 19, 1993, are incorporated herein by reference to Exhibit 3(b) to Delta's Form 10-K for the year ended
                    June 30, 1993.

       4(c) Amended and Restated Dividend Reinvestment and Stock Purchase Agency Agreement.

       4(d) Amended and Restated Dividend Reinvestment and Stock Purchase Plan Authorization Form.

       4(e)         Amended and Restated Dividend Reinvestment and Stock
                    Purchase Plan.

       5            Opinion of Stoll, Keenon & Park concerning legality.

       10(a) Certain of Delta's material natural gas supply con-tracts are incorporated herein by reference to
                    Exhibit 10 to Delta's Form 10 for the year ended June 30, 1978 and by reference to Exhibits C and D to Delta's Form 10-K for the year ended
                    June 30, 1980.

       10(b) Gas Purchase Contract between Delta and Wiser is incorporated herein by reference to Exhibit 2(C) to Delta's Form 8-K dated February 9, 1981.

       10(c) Assignment to Delta by Wiser of its Columbia Service Agreement, including a copy of said Service Agreement, is incorporated herein by reference to Exhibit 2(D) to Delta's Form 8-K dated February 9, 1981.

       10(d) Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta (amends earlier contract for Nicholasville and Wilmore Service Areas) is incorporated herein by reference to Exhibit 10(d) to Delta's Form 10-Q for the period ended September 30, 1990.


       10(e) Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta (amends earlier contract for Jeffersonville Service
                     Area) is incorporated herein by reference to
                     Exhibit 10(f) to Delta's Form 10-Q for the period ended September 30, 1990.

       10(f) Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta (amends earlier contract for Salt Lick Service Area) is incorporated herein by reference to
                     Exhibit 10(f) to Delta's Form 10-Q for the period ended September 30, 1990.

       10(g) Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta (amends earlier contract for Berea Service Area) is incorporated herein by reference to Exhibit 10(g) to Delta's Form 10-Q for the period ended September 30, 1990.

       10(h) Service Agreements between Columbia and Delta for the sale of gas by Columbia to Delta (amends earlier service agreements for Cumberland, Stanton and Owingsville service areas) are incorporated herein by reference to Exhibit 10(h) to Delta's Form 10-Q for the period ended September 30, 1990.

       10(i) Amendment to Gas Purchase Contract between Delta and Wiser is incorporated herein by reference to Exhibit 10(c) to Delta's Form 10-Q for the period ended December 31, 1988.

       10(j) Second amendment to Gas Purchase Contract between Delta and Wiser, dated August 20, 1993, is incorporated herein by reference to Exhibit 10(j) to Delta's Form 10-K for the period ended June 30, 1993.

       10(k) Contract between Tennessee Gas Marketing and Delta for the sale of gas by Tennessee Gas Marketing to Delta is incorporated herein by reference to Exhibit 10(c) to Delta's Form 10-Q for the period ended September 30, 1994.

       10(l) Contract between Natural Gas Clearinghouse and Delta for the sale of gas by Natural Gas Clearinghouse to Delta is incorporated herein by reference to Exhibit 10(d) to Delta's Form 10-Q for the period ended September 30, 1994.

       10(m) Employment agreements between Delta and three officers, those being Alan L. Heath, Jane W. Hylton and Thomas A. Kohnle, are incorporated herein by reference to Exhibit 10(k) to Delta's Form 10-Q for the period ended December 31, 1985.

       10(n) Employment agreements between Delta and two officers, those being John F. Hall and Robert C. Hazelrigg, are incorporated herein by reference to Exhibit 10(m) to Delta's Form 10-Q for the period ended December 31, 1988.

       10(o) Employment agreement dated June 1, 1992 between Delta and Glenn R. Jennings, an officer, is incorporated herein by reference to Exhibit 10(l) to Delta's Form 10-K for the period ended June 30, 1992.

       10(p) Amendment dated September 1, 1994 to employment agreement between Delta and Glenn R. Jennings is incorporated herein by reference to Exhibit 10(e) to Delta's Form 10-Q for the period ended
                     September 30, 1994.

        13(a)        1994 Annual Report to Shareholders.

        13(b) Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

        23(a)        Consent of Arthur Andersen LLP.

        23(b) Consent of Stoll, Keenon & Park is contained in its opinion letter filed as Exhibit 5.

         24 Power of Attorney is included with the signature page in Part II of this filing.



     Item 17.  Undertakings.

          The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Section 210.3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to
(a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post effective amendment need not be filed to include financial statements and information required by Section 210.3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

                            _________________________


           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                            _________________________


          The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                            _________________________


           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                            __________________________

          The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.







                                    SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winchester, State of Kentucky, on the 17th day of November, 1994.

                                   DELTA NATURAL GAS COMPANY, INC.

                                   By: /s/Glenn R. Jennings________
                                       Glenn R. Jennings, President
                                        and Chief Executive Officer

                            _________________________


                                POWER OF ATTORNEY

           KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Glenn R. Jennings, John F. Hall, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




/s/H. D. Peet______________ Chairman of the        November 17, 1994
   H. D. Peet               Board



/s/Glenn R. Jennings_____  President, Chief        November 17, 1994
   Glenn R. Jennings         Executive Officer
                             and Director



/s/John F. Hall____________ Vice President -       November 17, 1994
   John F. Hall             Regulatory Matters
                            and Treasurer
                            (Principal Financial
                             Officer)


/s/Thomas A. Kohnle________ Vice President -       November 17, 1994
  Thomas A. Kohnle          Controller
                            (Principal Accounting
                             Officer)


/s/Donald R. Crowe_________ Director               November 17, 1994
   Donald R. Crowe


/s/Billy Joe Hall__________ Director               November 17, 1994
   Billy Joe Hall


/s/Jane W. Hylton__________ Vice President -       November 17, 1994
   Jane W. Hylton           Human Resources,
                            Secretary and
                            Director


/s/Virgil E. Scott_________ Director               November 17, 1994
   Virgil E. Scott


/s/Henry C. Thompson_______ Director               November 17, 1994
   Henry C. Thompson


/s/Arthur E. Walker, Jr.___ Director               November 17, 1994
   Arthur E. Walker, Jr.


/s/Robert M. Watt III______ Director               November 17, 1994
   Robert M. Watt III


EXHIBIT INDEX

EXHIBIT 4.C AMENDED AND RESTATED DIVIDEND REINVESTMENT AND STOCK PURCHASE AGENCY AGREEMENT

EXHIBIT 4.D          AUTHORIZATION FORM

EXHIBIT 4.E          AMENDED AND RESTATED DIVIDEND REINVESTMENT AND
                     STOCK PURCHASE PLAN

EXHIBIT 5            OPINION RE LEGALITY

EXHIBIT 13.A         1994 ANNUAL REPORT TO SHAREHOLDERS

EXHIBIT 13.B         FORM 10-Q FOR PERIOD ENDED 9/30/94

EXHIBIT 23.A         CONSENT OF ARTHUR ANDERSEN LLP

EXHIBIT 23.B         CONSENT OF STOLL, KEENON & PARK IS CONTAINED
                     IN ITS OPINION LETTER FILED AS EXHIBIT 5.